UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NRG Energy, Inc.

(Name of Subject Company (Issuer))

Exelon Corporation

Exelon Xchange Corporation

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

30161N101

(CUSIP Number of Class of Securities)

William A. Von Hoene, Jr. Executive Vice President and General Counsel Exelon Corporation 10 South Dearborn Street P.O. Box 805379 Chicago, Illinois 60603 800-483-3220	Christopher M. Crane President Exelon Xchange Corporation 10 South Dearborn Street P.O. Box 805379 Chicago, Illinois 60603 800-483-3220

(Names, addresses and telephone numbers of persons authorized to receive notices and communications on behalf of filing person)

Copies to:

Thomas A. Cole

Frederick C. Lowinger

Richard W. Astle

Michael A. Gordon

Scott R. Williams

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$6,347,846,550.50	$249,470.37

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The value of the transaction was calculated as the product of (i) 279,026,222 shares of NRG Energy, Inc. common stock (the sum of (a) 233,027,222 shares of NRG Energy, Inc. common stock outstanding, (b) 4 million shares of NRG Energy, Inc. common stock issuable upon the exercise of outstanding options, (c) 40 million shares of NRG Energy, Inc. common stock issuable upon the conversion of outstanding shares of NRG Energy, Inc. preferred stock and (d) 2 million shares of NRG Energy, Inc. common stock issuable upon the exercise or vesting of other equity awards, in each case as of September 30, 2008 (each as reported in NRG Energy, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008), less 1,000 shares of NRG common stock owned by Exelon Corporation and Exelon Xchange Corporation, a direct wholly-owned subsidiary of Exelon Corporation) and (ii) the average of the high and low sales prices of NRG Energy, Inc. common stock as reported on the New York Stock Exchange on November 11, 2008 ($22.75).
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$249,470.37

Form or Registration No.:	Form S-4

Filing Party:	Exelon Corporation

Date Filed:	November 12, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO is filed by Exelon Corporation, a Pennsylvania corporation (“Exelon”), and Exelon Xchange Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Exelon (“Exelon Xchange”). This Schedule TO relates to the offer by Exelon, through Exelon Xchange, to exchange for each of the issued and outstanding shares of common stock, par value $0.01 per share (the “NRG common stock”), of NRG Energy, Inc., a Delaware corporation (“NRG”), 0.485 of a share of Exelon common stock, without par value (the “Exelon common stock”). The Offer (as defined below) is made on the terms and subject to the conditions contained in the prospectus/offer to exchange, dated November 12, 2008 related to the Offer (the “Prospectus”), which is set forth as Exhibit (a)(4) hereto, and in the related Letter of Transmittal, which is set forth as Exhibit (a)(1)(A) hereto, as they may be supplemented, amended and otherwise modified from time to time (the “Offer”).

On November 12, 2008, Exelon filed a registration statement on Form S-4 (the “Registration Statement”) relating to the Offer, of which the Prospectus forms a part.

All information contained in the Prospectus and the Letter of Transmittal, and any prospectus supplement or any other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference in response to all items in this Schedule TO, and as more precisely set forth below.

Item 1. Summary Term Sheet.

Information required by Item 1001 of Regulation M-A is contained in the Prospectus, which meets the requirements of Rule 421(d) promulgated under the Securities Act of 1933, as amended.

Item 2. Subject Company Information.

(a)	Name and Address. As described in the Prospectus, the subject company and the issuer subject to the Offer is NRG. The information set forth in the Prospectus under the caption “The Companies—NRG” is incorporated herein by reference.

(b)	Securities. According to NRG’s Quarterly Report on Form 10-Q filed on October 30, 2008, there were 233,047,222 shares of NRG common stock outstanding as of October 23, 2008.

(c)	Trading Market and Price. The information set forth in the Prospectus under the caption “Summary—Market Price and Dividend Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address. Exelon and Exelon Xchange are the filing persons. Both Exelon’s and Exelon Xchange’s principal executive officers are located at 10 South Dearborn Street, Chicago, Illinois 60603. The business telephone number for Exelon and Exelon Xchange is 800-483-3220. The information set forth in Schedule I to the Prospectus entitled “Directors and Executive Officers of Exelon” and Schedule II to the Prospectus entitled “Directors and Executive Officers of Exelon Xchange Corporation” is incorporated herein by reference.

(b)	Business and Background of Entities. The information set forth in the Prospectus under the caption “The Companies—Exelon,” “The Companies—Exelon Xchange,” in Schedule I to the

Prospectus entitled “Directors and Executive Officers of Exelon” and in Schedule II to the Prospectus entitled “Directors and Executive Officers of Exelon Xchange” is incorporated herein by reference.

(c)	Business Background of Natural Persons. The information set forth in Schedule I to the Prospectus entitled “Directors and Executive Officers of Exelon” and Schedule II to the Prospectus entitled “Directors and Executive Officers of Exelon Xchange” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)	Material Terms. The information set forth in the Letter of Transmittal and the Prospectus under the captions “The Offer” and “Comparison of Shareholders’ Rights” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions. The information set forth in the Prospectus under the caption “The Offer—Relationships With NRG” is incorporated herein by reference.

(b)	Significant Corporate Events. The information set forth in the Prospectus under the caption “Background and Reasons for the Offer—Background of the Offer” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the Prospectus under the caption “Background and Reasons for the Offer—Reasons for the Offer,” is incorporated herein by reference.

(c)	Plans. The information set forth in the Prospectus under the captions “The Offer—Purpose of the Offer; Appraisal/Dissenters’ Rights,” “The Offer—Plans for NRG” and “The Offer—Effect of the Offer on the Market for Shares of NRG Common Stock; NYSE Listing; Registration Under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. The information set forth in the Prospectus under the caption “The Offer—Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions. The information set forth in the Prospectus under the caption “The Offer—Source and Amount of Funds” and “The Offer—Conditions of the Offer” is incorporated herein by reference.

(d)	Borrowed Funds. The information set forth in the Prospectus under the caption “The Offer—Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a), (b)	Securities Ownership; Securities Transactions. The information set forth in the Prospectus under the caption “The Offer—Relationships with NRG” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information set forth in the Prospectus under the caption “The Offer—Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

(a)	Financial Information. The information set forth in the Prospectus under the captions “Summary—Comparative Historical and Pro Forma Per Share Data,” “Summary—Selected Historical Consolidated Financial Data of Exelon,” the financial information set forth in Item 8 of Exelon’s Annual Report on Form 10-K for its fiscal year ended December 31, 2007, and the financial information set forth in Item 1 of Exelon’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2008 is incorporated herein by reference. Exelon Xchange was formed on October 21, 2008 and has no financial assets other than 500 shares of NRG common stock.

(b)	Pro Forma Information. The information set forth in the Prospectus under the captions “Summary—Comparative Historical and Pro Forma Per Share Data,” “Summary—Selected Unaudited Pro Forma Combined Financial Data,” and “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements” is incorporated herein by reference. Exelon Xchange was formed on October 21, 2008 and has no financial assets other than 500 shares of NRG common stock.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings. Except to the extent already disclosed in this Schedule TO or as described in the Prospectus, neither Exelon, nor, to the best of Exelon’s knowledge, any of Exelon’s directors, executive officers or other affiliates, is a party to any present or proposed material agreement, arrangement, understanding, or relationship with NRG or any of its executive officers, directors or affiliates that would require disclosure under Item 1011(a)(1) of Regulation M-A. Except to the extent already disclosed in this Schedule TO or as described in the Prospectus, neither Exelon Xchange, nor, to the best of Exelon Xchange’s knowledge, any of Exelon Xchange’s directors, executive officers or other affiliates, is a party to any present or proposed material agreement, arrangement, understanding, or relationship with NRG or any of its executive officers, directors or affiliates that would require disclosure under Item 1011(a)(1) of Regulation M-A. Other than the information set forth in the Prospectus under the caption “The Offer—Litigation,” which is incorporated herein by reference, to the best of Exelon’s and Exelon Xchange’s knowledge, there are not any material legal proceedings relating to the Offer. The information set forth in the Prospectus under the captions “The Offer–Conditions of the Offer,” “The Offer—Regulatory Approvals,” “The Offer—Effect of the Offer on the Market for Shares of NRG Common Stock; NYSE Listing; Registration Under the Exchange Act; Margin Regulations,” and “The Offer—Certain Legal Matters” is incorporated herein by reference.

(b)	Other Material Information. To the extent it is not already incorporated into this Schedule TO, the information set forth in the Prospectus and the appendices thereto and in the related Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description of Exhibits
(a)(1)(A)	Letter of Transmittal*

(a)(1)(B)	Notice of Guaranteed Delivery*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(D)	Letter to Clients to be Used by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(F)	Letter dated November 12, 2008 from John W. Rowe, Chairman and Chief Executive Officer of Exelon Corporation, addressed to stockholders of NRG Energy, Inc.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus/offer to exchange relating to Exelon common stock to be issued in the Offer*

(a)(5)	Summary Advertisement*

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Opinion of Sidley Austin LLP (regarding certain tax matters)*

*	Incorporated by reference to Exelon’s Registration Statement on Form S-4 filed on November 12, 2008.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: November 12, 2008	EXELON CORPORATION

	By:	/s/ Christopher M. Crane
	Name:	Christopher M. Crane
	Title:	President and Chief Operating Officer

EXELON XCHANGE CORPORATION

	By:	/s/ Christopher M. Crane
	Name:	Christopher M. Crane
	Title:	President

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
(a)(1)(A)	Letter of Transmittal*

(a)(1)(B)	Notice of Guaranteed Delivery*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(D)	Letter to Clients to be Used by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(F)	Letter dated November 12, 2008 from John W. Rowe, Chairman and Chief Executive Officer of Exelon Corporation, addressed to stockholders of NRG Energy, Inc.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus/offer to exchange relating to Exelon common stock to be issued in the Offer*

(a)(5)	Summary Advertisement*

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Opinion of Sidley Austin LLP (regarding certain tax matters)*

*	Incorporated by reference to Exelon’s Registration Statement on Form S-4 filed on November 12, 2008.